UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES
EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Explanatory Note

On April 2, 2025, Psyence Australia Pty Ltd, a wholly-owned subsidiary of Psyence Biomedical Ltd. (the “Company” or “Psyence”), entered into a binding letter of intent (the “LOI”) with Southern Star Research Pty Ltd (“Southern Star Research”), a full-service Australian contract research organization (CRO), in connection with the Company’s Phase IIb clinical trial evaluating its botanical psilocybin drug candidate, PEX010, for the treatment of adjustment disorder in cancer patients (the “Trial”).

Pursuant to the LOI, Southern Star Research has agreed to provide Start Up Activities to facilitate the transition of CRO services from iNGENū CRO Pty Ltd (“iNGENū”), the Company’s former CRO. The Start Up Activities include clinical, regulatory, and operational handover support, and are subject to the terms, scope, and fee schedule set forth in a separate proposal dated April 1, 2025 (the “Start Up Proposal”). Southern Star Research’s full engagement as CRO is subject to the negotiation and execution of a definitive master services agreement (the “Definitive Contract”) on or before May 31, 2025.

Under the LOI, Southern Star Research has agreed to coordinate directly with iNGENū to ensure an orderly transition of all clinical trial deliverables, data, and documentation. The LOI also contains customary provisions relating to confidentiality, intellectual property ownership, indemnification, and limitations of liability.

The foregoing description of the LOI does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the LOI, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Termination of Prior CRO Engagement

On April 3, 2025, Psyence Australia Pty Ltd entered into an exit deed (the “Exit Deed”) with iNGENū to formally terminate the parties’ existing master services agreement dated March 21, 2023 and related study order. Under the Exit Deed, iNGENū has agreed to provide up to 45 business days of transition support at no cost to the Company, including knowledge transfer, site and regulatory handover, and data transfer services.

The Exit Deed includes mutual releases of all past and future claims between the parties related to the Trial and contains customary provisions regarding confidentiality, non-disparagement, intellectual property, and regulatory obligations.

The foregoing description of the Exit Deed does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Exit Deed, a copy of which is filed as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

On April 8, 2025, the Company issued a press release announcing the entry into the LOI with Southern Star Research. A copy of the press release is furnished hereto as Exhibit 99.3.

Cautionary Note on Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations, and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the handover and progress of the Phase IIb clinical trial, and trial execution under the newly engaged CRO. These forward-looking statements are based on a number of assumptions, including the assumption that there will be no delays in the execution of the Phase IIb clinical trial implementation schedule, topline data from this trial will be positive, and that the demand for psychedelic-assisted therapy will continue to increase. There can be no assurance that the Company will continue to maintain compliance with Nasdaq’s continued listing requirements.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

These risks and uncertainties include, among others: (i) delays in the execution of the Phase IIb trial; (ii) the ability of Psyence BioMed to maintain the listing of its common shares and warrants on Nasdaq; (iii) volatility in the price of the securities of Psyence BioMed due to a variety of factors, including the recent share consolidation, changes in the competitive and highly regulated industries in which Psyence BioMed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence BioMed’s business and changes in Psyence BioMed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Incorporation by Reference

The information contained in this Report on Form 6-K, including Exhibits 99.1 and 99.2, but excluding Exhibit 99.3 (Press Release), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285542), and any prospectuses or prospectus supplements filed pursuant thereto.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter of Intent between Psyence Australia Pty Ltd. And Southern Star Research PTY Ltd. dated April 2, 2025.*
99.2	Exit Deed between Psyence Australia Pty Ltd. And iNGENu CRO Pty Ltd., dated April 3, 2025.*^
99.3	Press Release.

*	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

^	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 11, 2025

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director

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